Exhibit 99.1

STEALTHGAS INC.

331 Kifissias Avenue

Kifissia 14561

Athens, Greece

November 6, 2026

Dear Stockholder:

You are cordially invited to attend a Special Meeting of Stockholders (the “Special Meeting”) of StealthGas Inc. (the “Company”), which will be held on Friday, December 11, 2026 at 11:00 a.m. Greek local time at the Company’s offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece.

The Special Meeting has been called by the Board of Directors of StealthGas Inc. for the stockholders to approve the Vessel Acquisition, as defined and described in the following Notice of Special Meeting of Stockholders and accompanying Proxy Statement.

Whether or not you are able to attend the Special Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by signing and returning the enclosed proxy card or voting instruction form as soon as possible in the envelope provided. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Even if you plan to attend the meeting, we urge you to vote as promptly as possible. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the Special Meeting. We hope to see you on December 11th.

Sincerely,

Michael G. Jolliffe
Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL STOCKHOLDERS MEETING TO BE HELD ON DECEMBER 11, 2026

The Notice of Special Meeting of Stockholders, Proxy Statement, proxy card or voting instruction form are available at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

YOUR VOTE IS IMPORTANT.

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD OR VOTING INSTRUCTION FORM WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE SPECIAL MEETING.

STEALTHGAS INC.

331 Kifissias Avenue

Kifissia 14561

Athens, Greece

PROXY STATEMENT FOR THE SPECIAL MEETING OF STOCKHOLDERS

To Be Held On Friday, December 11, 2026

NOTICE IS HEREBY GIVEN at the direction of the Board of Directors that the Special Meeting of Stockholders of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, will be held at 11:00 a.m. Greek local time, Friday, December 11, 2026, at the Company’s offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece to approve the Vessel Acquisition, as defined and described in “Proposal One” below.

Only holders of record of shares of our common stock, par value $0.01 per share, at the close of business on November 4, 2026 will be entitled to receive notice of, and to vote at, the Special Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the Special Meeting. Whether or not you expect to attend the Special Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the Special Meeting. We look forward to seeing you.

By Order of the Board of Directors

Michael G. Jolliffe
Chairman of the Board of Directors
Athens, Greece
November 6, 2026

STEALTHGAS INC.

331 Kifissias Avenue

Kifissia 14561

Athens, Greece

PROXY STATEMENT FOR THE SPECIAL MEETING OF STOCKHOLDERS

To be held on Friday, December 11, 2026

This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands (the “Company”), for use at the Special Meeting of Stockholders of the Company to be held at 11:00 a.m. Greek local time, Friday, December 11, 2026, at the Company’s offices at 331 Kifissias Avenue, Kifissia 14561 in Athens, Greece and at any adjournments or postponements thereof.

VOTING METHODS

Internet Voting

All stockholders of record and street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All stockholders of record may vote by calling the following toll-free telephone number: 1-800-690-6903. Please follow the voice prompts.

If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

If you receive a printed copy of the proxy materials, you can vote by completing the accompanying proxy card or voting instruction form and returning it in the return envelope provided. If you receive a Notice, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you vote by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Stockholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Equiniti Trust Company, LLC, you are considered the “stockholder of record” of those shares and, if you request to receive a paper copy of them, the proxy materials will be mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder) and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the Special Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the Special Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail and not subsequently revoked will be voted in accordance with instructions contained therein. Approval of the Vessel Acquisition requires an affirmative vote of a majority of the votes properly cast for and against on the proposal at the Special Meeting. Abstentions and broker non-votes will have no effect on the vote for this proposal.

Any stockholder who votes by using the Internet, by telephone or by completing and returning by mail the proxy card or voting instruction form may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail, or (iii) appearing in person at the Special Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the Special Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the Special Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

Holders of our common stock as of the close of business on November 4, 2026 will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. On that date there were 37,918,616 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the Special Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters) of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Special Meeting will constitute a quorum at the Special Meeting.

Assuming that a quorum is present at the Special Meeting, approval of the Vessel Acquisition at the Special Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of the directors or the outcome of the vote on other proposals.

PROPOSAL ONE — VESSEL ACQUISITION

On November 4, 2026, the Company entered into agreements to acquire two 40,000 cbm LPG carriers, the 2024-built Eco Enchanted and the 2023-built Eco Merlin, and two 11,000 cbm LPG carriers, the 2026-built Eco Nebula and the 2025-built Eco Texiana, for an aggregate purchase price of $254.6 million, from entities affiliated with members of the family of our Chief Executive Officer, President, Chief Financial Officer, director and largest stockholder, Harry N. Vafias (the “Vessel Acquisition”). The vessels are expected to be delivered to the Company, on a charter-free basis, by no later than September 2027, subject to the transaction closing conditions including stockholder approval.

The Vessel Acquisition would increase the Company’s LPG carrier fleet from 25 to 29 vessels and the aggregate capacity of such fleet by 102,000 cbm, or 35%, to 387,017 cbm, while reducing the average age of the fleet from 12.1 years to 10.8 years including one LPG carrier in the water that is owned by a joint venture.

The memorandum of agreement (“MOA”) for the Vessel Acquisition is included as an exhibit to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2026, and provides for the acquisition of the following vessels:

Name	Year Built	Vessel Size (cbm)*	Vessel Type	Country Built	Delivery Date**
Eco Enchanted	2024	40,000	fully-refrigerated	South Korea	Mar-Sep 2027
Eco Merlin	2023	40,000	fully-refrigerated	South Korea	Mar-Sep 2027
Eco Nebula	2026	11,000	fully pressurized	Japan	Mar-Sep 2027
Eco Texiana	2025	11,000	fully pressurized	Japan	Mar-Sep 2027

*	The term cubic meters, or cbm, is used to describe the size of LPG carriers.
**	Earliest and latest delivery date specified for the applicable vessel.

The Vessel Acquisition was approved by a transaction committee comprised of the independent directors of the Company (the “Transaction Committee”), which based the purchase price on the average of independent valuations of the vessels, subject to obtaining stockholder approval and satisfaction of other customary closing conditions. Stockholder approval is not required under any applicable law, stock exchange rule or regulatory requirement; however, the Transaction Committee and Board of Directors elected to condition its respective approval of the Vessel Acquisition on obtaining approval of the Company’s common stockholders.

The Transaction Committee and Board of Directors believe that the Vessel Acquisition is in the best interests of the Company and its stockholders, and furthers the Company’s strategy of expanding its fleet, including in larger-sized LPG carrier vessels which we believe have strong prospects, while maintaining a debt free balance sheet. StealthGas’ fleet has decreased in size from over 50 vessels ten years ago to only 25 vessels today, as a result of vessel sales, and the Company believes that it is critical to strategically renew and increase its fleet capacity to serve customers.

Vessel Acquisition Funding

The Company intends to pay for the Vessel Acquisition with cash on hand. As of June 30, 2026, the Company had cash and cash equivalents and short term investments of $168.3 million and as of the date of this proxy statement has cash and cash equivalents and short term investments of over $270 million. All the vessels in its current fleet are debt-free.

Under the terms of the MOA, the Company has the option to pay for the vessels one year after the date of the MOA, without interest.

Existing Agreements

Pursuant to the Company’s management agreement with Stealth Maritime Corporation S.A. (“Stealth Maritime”), which is affiliated with our Chief Executive Officer, Harry N. Vafias, Stealth Maritime receives a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf, including the four vessels with respect to the Vessel Acquisition. Following the Vessel Acquisition, Stealth Maritime would also provide management services to the four acquired vessels, for which it will receive fees and commissions, pursuant to the management agreement. For a complete description of the management agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Other Fees” in our Annual Report on Form 20-F filed with the SEC on April 28, 2026.

The Vafias family, including Brave Maritime and its affiliates, do not own any other LPG carriers other than four included in the Vessel Acquisition. Our Chief Executive Officer and Stealth Maritime, as described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Right of First Refusal” in our Annual Report on Form 20-F filed with the SEC on April 28, 2026, each has granted us a right of first refusal with respect to LPG carrier acquisition opportunities.

Vote Required

Approval requires an affirmative vote of a majority of the votes properly cast for and against on the proposal at the Special Meeting. Abstentions and broker non-votes will have no effect on the vote for this proposal.

Recommendation of the Transaction Committee and Board of Directors

The Transaction Committee and the Board of Directors recommend that the stockholders vote FOR the approval of the Vessel Acquisition.

OTHER MATTERS

Registered and Principal Executive Offices

Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH96960. Our principal executive offices are located at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece and our telephone number at that address is + 30 210 625 0001. Our corporate website address is http://www.stealthgas.com.

U.S. Securities and Exchange Commission Reports

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC, are available to stockholders free of charge on the Company’s website at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or by writing to the attention of Investor Relations, StealthGas Inc. at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece.